U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 20, 2023

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Rockefeller US Small Cap Core Fund (S000080973)

Dear Ms. Rowland,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on June 16, 2023 regarding the Trust’s Post-Effective Amendment No. 834 (“PEA No. 834”) to its registration statement, filed on behalf of its proposed new series, Rockefeller US Small Cap Core Fund (the “Fund”). PEA No. 834 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on May 5, 2023 for the purpose of registering the Fund as a new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 834.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.Staff Comment: Please note that comments made in one location are applicable to all similar disclosure appearing elsewhere in the Prospectus.

Response: The Trust responds by confirming that, where the Staff has made a comment in one location, the Trust will update all similar disclosure appearing elsewhere in the Prospectus.

2.Staff Comment: Please file your response letter on EDGAR and email a copy to Emily Rowland no later than five business days before the effective date of the Prospectus.

Response: The Trust has complied with this request.

3.Staff Comment: Please add disclosure on derivative actions or other Declaration of Trust provisions that affect shareholders.

Response: The Trust will add the below disclosure immediately prior to the “Financial Highlights” section of the Prospectus.

“Derivative Actions
Pursuant to the Trust’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), and subject to the limitations disclosed in the Declaration of Trust, a Fund shareholder may only bring a derivative action if (i) the shareholder or shareholders make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed (as defined in the Declaration of Trust); (ii) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding voting securities of the Trust, or 10% of the outstanding voting securities of the series or class to which such action relates, shall join in the request for the Board of Trustees to commence such action; and (iii) the Board of Trustees is afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The provision requiring at least 10% of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action and the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board of Trustees in the event that the Trustees determine not to bring such action, do not apply to claims brought under federal securities laws.”

Prospectus – Summary Section – Fees and Expenses of the Fund

4.Staff Comment: Please bold the second sentence under “Fees and Expenses of the Fund.”

Response: The Trust responds by making the requested revision.

5.Staff Comment: In the Shareholder Fees chart, please revise the parenthetical next to “Maximum Sales Charge” to explain how the charge is calculated, including whether the sales charge is based on NAV at the time of redemption or purchase.

Response: The Trust respectfully declines to make the requested revisions, as it believes its current disclosure satisfies the requirements of Form N-1A.

6.Staff Comment: Please revise Footnote 3 to the Fees and Expenses table to clarify that the operating expense limitation agreement must be in effect for at least one year from the date of the Prospectus.

Response: The Trust responds by revising footnote 3 to clarify the term of the operating expense limitation agreement and supplementally confirming that the operating expense limitation agreement will be in effect for at least one year from the date of the Prospectus.

Prospectus – Summary Section – Principal Investment Strategies

7.Staff Comment: Please revise the first sentence under Principal Investment Strategies as follows: “Under normal circumstances, the Fund invests at least 80% of its net assets (including borrowing for investment purposes) in equity securities of U.S. small capitalization companies.”

Response: The Trust responds by making the requested revision.

8.Staff Comment: Please revise the Principal Investment Strategies disclosure to identify what types of equity securities the Fund may invest in.

Response: The Trust believes the requested disclosure is already included in the Prospectus, and directs the Staff to the second paragraph under the Principal Investment Strategies section. Please note however, we have revised the disclosure as follows:

“Equity securities include common stocks, preferred stocks, rights, and depositary receipts such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).

9.Staff Comment: Please revise the Fund’s definition of “substantial business activities” within the definition of “U.S. Company” in the second sentence under Principal Investment Strategies. Please include the following language: “Securities of issuers that during the issuer’s most recent fiscal year derived at least 50% of its revenue or profits from goods produced or sold, investments made, or services performed in the U.S. or that have at least 50% of its assets in the U.S.”

Response: The Trust responds by making the requested revision.

10.Staff Comment: Please clarify that “investable universe” refers to the definition of “small capitalization” and the 80% test.

Response: The Trust believes the current disclosure in the Principal Investment Strategies section adequately describes the Fund’s investable universe.

11.Staff Comment: Please remove the phrase: “with a typical market capitalization less than US $5 billion or the upper end of the Benchmark’s market capitalization at the time of the annual rebalance, whichever is greater.” Instead, please include a range of the Russell 2000® Index as of a recent date and state that the range may increase or decrease.

Response: The Trust responds by making the requested revision.

12.Staff Comment: Please clarify in disclosure that the following sentence refers only to companies outside the 80% rule test: “The Adviser, however, may invest in companies with market capitalizations below or above this market capitalization range where it determines the opportunity is consistent with the Fund’s investment objective.”

Response: The Trust responds by confirming this is correct and by making the requested revision.

13.Staff Comment: The Principal Investment Strategies states: “The Fund is not required to dispose of companies whose market capitalizations exceed the high end of the range, and may add to positions in portfolio companies that exhibit continued growth and other characteristics consistent with the Fund’s investment objective regardless of market capitalization.” Please include disclosure that the Fund can add to positions that exceed the range so long as 80% of the Fund’s net assets are invested in small capitalization companies at the time.

Response: The Trust responds by making the requested revision.

14.Staff Comment: The Principal Investment Strategies states: “The Adviser employs a long-term investment philosophy rooted in fundamental research and analysis to identify companies for the portfolio.” Please disclose briefly in this section, and in Item 9 in more detail, the Adviser’s selection criteria.

Response: The Trust responds by making the following revision to the description of its fundamental investment approach (with new text indicated by bold, underscoring and deletions indicated with ~~bold strikethroughs~~):

The Adviser employs a long-term investment philosophy rooted in fundamental, bottom-up research and analysis to identify companies for the portfolio. When selecting a security for the portfolio, the Adviser generally looks for one or more of the following characteristics:

•Potential competitive advantages
•Opportunity to grow earnings, revenue and/or cash flow
•Management team quality
•Balance sheet strength
•Attractive valuation relative to intrinsic value and/or peers

15.Staff Comment: In the second paragraph under Principal Investment Strategies, please add disclosure to explain the Fund’s investment in American Depository Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). Please clarify that the Fund will invest up to 20% of its net assets in foreign companies.

Response: The Trust responds by confirming that the Fund has the ability to invest up to 20% of its net assets in foreign companies.

16.Staff Comment: The Principal Investment Strategies states: “The Fund’s objective is to hold these companies through their growth stages.” Please disclose how the Adviser determines when to sell.

Response: The Trust responds by making the following revision (with new text indicated by bold, underscoring and deletions indicated with ~~bold strikethroughs~~):

The Fund’s objective is to hold these companies through their growth stages. The Adviser’s process for selling or trimming a portfolio holding generally considers one or more of the following factors:

•Change to the investment thesis
•Change to the company’s fundamental positioning such as a shift in competitive advantages, growth prospects, management team, financial condition and/or valuation
•Market capitalization increases (typically above US $5 billion or the upper end of the Benchmark’s market capitalization)
•Changes to intrinsic and relative valuation

Prospectus – Summary Section – Principal Risks

17.Staff Comment: If the Fund is advised by or sold through an insured depositary institution, please include the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming that the Fund is neither advised by nor sold through an insured depositary institution.

18.Staff Comment: In the Small Capitalization Companies Risk, please remove the reference to mid-capitalization companies, as it detracts from the Fund’s 80% policy, or include a mid-capitalization companies risk.

Response: The Trust responds by making the requested revision.

19.Staff Comment: Please revise the Concentration Risk to change the title and remove all references to “concentration” and replace with another term such as “small number.” The Fund does not appear to have a concentration policy. If the Fund does have a significant exposure to any sector or industry, please disclose that in the strategy and add appropriate risk disclosure.

Response: The Trust responds by replacing “Concentration Risk” with “Exposure Risk and making the following change to the risk disclosure (with new text indicated by bold, underscoring and deletions indicated with ~~bold strikethroughs~~):

~~Concentration~~Exposure Risk. The Fund will hold a small number of ~~relatively concentrated portfolio of~~ securities as compared to its Benchmark. In addition, the Fund’s portfolio may be overweight or underweight a specific sector or industry relative to the Benchmark. These practices can ~~and take concentrated positions which could~~ lead to increased volatility. As a result, an adverse development impacting any one position, sector or industry in which the Fund holds investments may have a material adverse effect on the net asset value of the Fund and the Fund’s investment results.

20.Staff Comment: Please consider whether the Currency Risk is relevant to the Fund as it is U.S. focused.

Response: The Trust responds by confirming that Currency Risk is still relevant to the Fund as the Fund has the ability to invest up to 20% of its net assets in foreign companies. There is also potential indirect Currency Risk as U.S. companies may be operating in other countries.

21.Staff Comment: Please consider whether American Depository Receipts (“ADRs”) Risk and Global Depositary Receipts (“GDRs”) Risk are part of the Fund’s principal investment strategy as it is U.S. focused. If they are not, please revise the strategy and the risks.

Response: The Trust responds by confirming that ADRs and GDRs are relevant given the Fund has the ability to invest in these securities as part of its principal investment strategy.

22.Staff Comment: If preferred stock is part of the Fund’s principal investment strategy, it should be disclosed as such in the Fund’s Principal Investment Strategies and the Preferred Stock Risk should be revised to more clearly explain the risk of investing in preferred stock. If preferred stock is not part of the Fund’s principal investment strategy, the Preferred Stock Risk should be removed.

Response: The Trust responds by confirming that the Fund has the ability to invest in Preferred Stock but respectfully declines to make the requested revisions as it believes the current disclosure is sufficient.

Prospectus – Summary Section – Performance

23.Staff Comment: Please supplementally identify the broad-based securities market index the Fund intends to use as a benchmark.

Response: The Trust supplementally identifies the Russell 2000® Index as the broad-based securities market index the Fund intends to use as a benchmark.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings

24.Staff Comment: The Principal Investment Strategies states: “Equity securities include common stocks, preferred stocks, rights, depositary receipts such as American Depository Receipts (“ADRs”) and interests in other collective schemes, including exchange-traded funds (“ETFs”) that invest in equity securities.” Please delete the reference to ADRs as it should not be part of the Fund’s 80% policy.

Response: The Trust responds by clarifying that ADRs and GDRs are part of the Fund’s 80% policy and all disclosure has been updated accordingly.

25.Staff Comment: Please include additional disclosure on how the Adviser determines when to purchase or sell investments.

Response: The Trust responds by referring the Staff to revised disclosures made in response to Staff comments 14 and 16 above.

26.Staff Comment: Please disclose the Fund’s temporary defensive strategy, if applicable.

Response: The Trust responds by confirming it will add the following language to the Prospectus:

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes and under extraordinary market conditions, the Adviser may invest up to 100% of the Fund’s total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.

27.Staff Comment: Please revise the Other Investment Company and Exchange-Traded Fund Risk to pare down the Rule 12(d)(1) details or tie Rule 12(d)(1) more specifically to the risk.

Response: The Trust responds by removing the reference to Other Investment Company and Exchange-Traded Fund Risk.

Prospectus – Shareholder Information

28.Staff Comment: Please remove the word “certain” in the last bullet point under Initial Sales Charge Waivers or, alternatively, please specify what the accounts are.

Response: The Trust responds by making the requested revision.

29.Staff Comment: Please bold the sentence under Initial Sales Charge Waivers that reads: “Information about sales charges, including applicable waivers, breakpoints, and discounts to the sales charges, is fully disclosed in this Prospectus, which is available, free of charge, on the Fund’s website at www.rockefellerfunds.com”

Response: The Trust responds by making the requested revision.

30.Staff Comment: The Initial Sales Charge Waivers states: “Therefore, the Fund does not make all sales charge information available to investors on the website independent of the Prospectus.” Does this sentence mean that all of the sales charge information is included in the Prospectus? If yes, then please clarify this sentence.

Response: The Trust respectfully declines to revise the disclosure but supplementally confirms that all of the sales charge information is included in the Prospectus.

31.Staff Comment: The Contingent Deferred Sales Charge Waivers states: “The sales charge is imposed on a lot by lot basis on the market value or initial purchase price, whichever is lower.” Does “market value” refer to the NAV at the time of redemption? Please clarify what this sentence is referring to.

Response: The Trust responds by clarifying that “market value” refers to the NAV at the time of redemption, and by making the requested revision.

Statement of Additional Information – Investment Restrictions

32.Staff Comment: Per Item 16 of Form N-1A, please revise the Fundamental Investment Restrictions section to describe the Fund’s concentration policy.

Response: The Trust responds by making the requested revision.

33.Staff Comment: The Fundamental Investment Restrictions states: “The Fund will invest at least 25% of its net assets in shares of US companies.” Please clarify that this is not intended to be the Fund’s concentration policy since “US company” is not an industry.

Response: The Trust responds by removing the referenced language.

34.Staff Comment: Please revise the Non-Fundamental Investment Restrictions section as follows: “The Fund may not make any change to its investment policy of investing at least 80% of net assets, including borrowing for investment purposes, in equity securities of U.S. small capitalization companies, as suggested by the Fund’s name without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.”

Response: The Trust responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ Jennifer A. Lima
Jennifer A. Lima
Acting Principal Executive Officer
Trust for Professional Managers